UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

American Medical Systems Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02744M 10 8

(CUSIP Number)

February 19, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[☐]	Rule 13d-1(b)
[☐]	Rule 13d-1(c)
[☒]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02744M 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg, Pincus Equity Partners, L.P. I.D. #13-3986317

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,854,164

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,854,164

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,854,164

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 30.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 02744M 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg, Pincus & Co. I.D. #13-6358475

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,854,164

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,854,164

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,854,164

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 30.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 02744M 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus LLC (formerly known as E.M. Warburg, Pincus & Co. LLC) I.D. #13-3536050

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,854,164

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 9,854,164

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,854,164

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 30.9%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer The name of the issuer is American Medical Systems Holdings, Inc. (the “Issuer”).
	(b)	Address of Issuer's Principal Executive Offices The address of the principal executive offices of the Issuer is 10700 Bren Road West, Minnetonka, Minnesota 55343.

Item 2.
(a)

Name of Person Filing
This Amendment No. 2 to Schedule 13G is being filed by and on behalf of (a) Warburg, Pincus Equity Partners, L.P. (“WPEP”); (b) Warburg, Pincus & Co. (“WP”); and (c) Warburg Pincus LLC. (“WP LLC”).  WP is the sole general partner of WPEP.  WPEP is managed by WP LLC.  Lionel I. Pincus is the managing partner of WP and the managing member of WP LLC and may be deemed to control both WP and WP LLC.  WPEP, WP and WP LLC are collectively referred to herein as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence The principal business address of each of the Reporting Persons is 466 Lexington Avenue, New York, New York 10017.
	(c)	Citizenship WPEP is a Delaware limited partnership, WP is a New York general partnership and WP LLC is a New York limited liability company.
	(d)	Title of Class of Securities The class of equity securities to which this Amendment No. 2 Schedule 13G relates is the common stock, par value $0.01 per share, of the Issuer (the “Common Stock”).
	(e)	CUSIP Number The CUSIP number of the Common Stock is 02744M 10 8.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:
  Each of WPEP, WP and WP LLC (individually as “Entity” and collectively the “Entities”) may be deemed to own beneficially 9,854,164 shares of the Common Stock of the Issuer. WPEP is the record owner of 9,854,164 shares of the Common Stock.  By virtue of the affiliate relationships among the Entities, each Entity may be deemed to own beneficially all of the shares described in this Amendment No. 2 to Schedule 13G.  Hence, each Entity may be deemed to beneficially own 9,854,164 shares of the Common Stock of the Issuer.

(b)

Percent of class:
  Each of WPEP, WP and WP LLC beneficially own 30.9%.  The foregoing percentage was calculated based on the 31,904,426 shares of Common Stock reported to be outstanding by the Issuer on its most recently filed quarterly report on Form 10-Q for the quarter ended September 29, 2001.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 9,854,164
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 9,854,164

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2002

Warburg, Pincus Equity Partnership, L.P.

By: Warburg, Pincus & Co., General Partner

By:	/s/ Scott A. Arenare
Scott A. Arenare, Partner

Warburg, Pincus & Co.

By:	/s/ Scott A. Arenare
Scott A. Arenare, Partner

Warburg Pincus LLC

By:	/s/ Scott A. Arenare
Scott A. Arenare, Managing Director
and Member

EXHIBIT 1

Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Amendment No. 2 to Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of common stock of American Medical Systems Holdings, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: March 7, 2002

Warburg, Pincus Equity Partnership, L.P.

By: Warburg, Pincus & Co., General Partner

By:	/s/ Scott A. Arenare
Scott A. Arenare, Partner

Warburg, Pincus & Co.

By:	/s/ Scott A. Arenare
Scott A. Arenare, Partner

Warburg Pincus LLC

By:	/s/ Scott A. Arenare
Scott A. Arenare, Managing Director
and Member